99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, California 90023

February 22, 2011

Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	99¢ Only Stores; File No. 1-11735

Dear Mr. Mew:

Following up on a conversation between our outside counsel and Staff Attorney Ronald E. Alper, 99¢ Only Stores (the “Company”) hereby confirms that it will submit its response to the Staff’s February 3, 2011 comment letter by March 4, 2011.

Please contact me at (323) 881-1293 with any questions.

Sincerely,

/s/ Rob Kautz

Rob Kautz
Executive Vice President and Chief Financial Officer